September 24, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (717) 626-1874

Drew K. Hostetter
Executive Vice President and Chief Financial Officer
Susquehanna Bancshares, Inc.
26 North Cedar St.
Lititz, Pennsylvania 17543

> **Re:** **Susquehanna Bancshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-33872**

Dear Mr. Hostetter:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant